FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October, 2017

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant's press release dated October 31, 2017, announcing that Major Telecom Service Provider in Latin America Selects Gilat for Managed Service Cellular Backhaul Project.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated October 31, 2017	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Major Telecom Service Provider in Latin America Selects Gilat for
Managed Service Cellular Backhaul Project

Gilat to supply full end-to-end services for rapid rollout of high-performance broadband to communities in multiple locations

Petah Tikva, Israel, October 31, 2017 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that it was awarded by a major Telecom Service Provider in Latin America full responsibility to deliver and operate satellite-based LTE backhaul, for the purpose of delivering high-performance broadband to multiple locations.

Gilat was chosen for this end-to-end managed services project due to its proven expertise with LTE satellite backhaul deployments at tier-1 mobile network operators and its managed services capabilities being executed around the globe. The project was awarded following excellent results in extensive acceptance tests performed by the customer.

The project includes Gilat's technology and services, as well as 24x7-network operation and management via Gilat's global Network Operation Center (NOC). The service is designed to meet the customer's high standards and is to be managed per an agreed Service Level Agreement (SLA).

"We are excited to have been awarded this managed service LTE backhauling project, by a major Telecom Service Provider in Latin America, further proving that satellite based LTE cellular backhauling is becoming mainstream for plentiful, quality, and affordable broadband," said Ron Levin, VP Global Accounts at Gilat. "This project is a testament not only to our ongoing technological leadership, but also to Gilat's experience in delivering a highly reliable end-to-end service, meeting rigorous SLAs, to provide high performance broadband, to satisfy the growing demand for quality Internet service."

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).
Gilat's comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements.  Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-look ng within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding  these and other risks and uncertainties associated with Gilat's business, reference  is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
203-972-0186
junefil@optonline.net